Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS APPOINTS BEVERLEY BRISCOE AS DEPUTY CHAIRPERSON OF BOARD OF DIRECTORS

FOR IMMEDIATE RELEASE: September 23, 2013

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (the “Company”) (NYSE and TSX: RBA), the world’s largest industrial auctioneer, is pleased to announce the appointment of Beverley Anne Briscoe as Deputy Chairperson of the Company’s Board of Directors, effective September 23, 2013.

Ms. Briscoe joined the Company as a director in October 2004, and has served as a member of the Nominating & Corporate Governance and Audit Committees, most recently as Chair of the Audit Committee. Ms. Briscoe’s appointment to Deputy Chairperson marks a transitional step for the Board in preparation for the anticipated retirement of Robert Murdoch, the Board’s current Chairman. Mr. Murdoch is approaching the mandatory retirement age prescribed by the Company’s Corporate Governance Guidelines, and has thus indicated that he will not be standing for re-election at the Company’s Annual Meeting in 2014. It is expected that Ms. Briscoe will be appointed as the successor Chairperson in the event she is re-elected as a director at the 2014 Annual Meeting.

Ms. Briscoe brings to the position a wealth of experience in finance and operations from a number of industries including the heavy equipment and transportation sectors.

Ms. Briscoe is a Fellow of the Institute of Chartered Accountants, a Fellow of the Institute of Corporate Directors, and has a Bachelor of Commerce degree from the University of British Columbia. She currently serves as a director (including as Chair of the Audit Committee and member of the Environmental Health & Safety Committee) of Goldcorp Inc. (TSX: “G”; NYSE: “GG”) a public gold and precious metals company.

“I am delighted to welcome Bev to this new role,” said Mr. Murdoch, “Bev brings a wealth of governance expertise and industry experience to the position and has been invaluable to the Company in her role as Director since 2005. I look forward to supporting her transition to Chair.”

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

For further information, please contact:

Darren Watt

Corporate Secretary

Ritchie Bros. Auctioneers

Phone:         778.331.5405

Email:         dwatt@rbauction.com